Mail Stop 4561

October 6, 2006

Dennis M. Steen
3 Greenway Plaza, Suite 1300
Houston, TX 77046

      Re: **Camden Property Trust**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
             File No. 001-12110

Dear Mr. Steen:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                    Sincerely,

                    Cicely LaMothe
                    Accounting Branch Chief